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                                                                    EXHIBIT 99.3







NEWS RELEASE


Contact: Investor Relations                            (NYSE-BMC)
         (612) 851-6000                                FOR IMMEDIATE
RELEASE




      BMC INDUSTRIES, INC. ANNOUNCES RESIGNATION OF CHIEF FINANCIAL OFFICER


April 5, 2000 -- Minneapolis, Minnesota - BMC Industries, Inc. (NYSE: BMC) today announced that Jeffery J. Hattara has elected to resign as Chief Financial Officer of BMC Industries, Inc., effective April 4, 2000. Hattara joined BMC as Vice President, Finance and Administration, Chief Financial Officer in January 1998.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.



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